SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 30, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: General Cigar to Appeal Decision In Cohiba Trademark Ruling

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: March 30, 2004	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

Nasdaq: SWMAY Stockholmsbörsen: SWMA

PRESS RELEASE

30 March, 2004

General Cigar to Appeal Decision In Cohiba Trademark Ruling

A judge in New York ruled Friday in favor of Cuban-government owned Cubatabaco in its lawsuit against General Cigar over trademark ownership of the Cohiba brand in the United States. No damages were awarded.

General Cigar, which currently manufactures and markets the Cohiba brand in the U.S., has stated that it will defend its rights and immediately appeal the ruling.

Edgar M. Cullman, Jr., President and CEO of General Cigar comments, “We are obviously disappointed in the judge’s ruling. Based on our long-standing U.S. registration of the Cohiba brand and Cubatabaco’s acquiescence for almost two decades, we marketed this brand with the confidence that we owned the mark. We intend to appeal this decision and feel confident that it will be overturned.”

General Cigar received its first registration of the Cohiba trademark in the United States in 1981, and obtained an updated registration in 1995.

General Cigar, the leading premium cigar company in the United States, manufactures and distributes many of America’s best selling cigar brands. Among these are Macanudo, Partagas, Punch, Hoya de Monterey, and La Gloria Cubana, as well as Cohiba. In the US, Swedish Match also markets such popular cigar brands as White Owl and Garcia y Vega. Swedish Match cigar sales worldwide amounted to 3 billion Swedish Crowns in 2003, or 23% of total Swedish Match sales.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. Swedish Match owns 64% of General Cigar Co., Inc. The Group’s global operations generated sales of 13,036 MSEK in 140 countries for the twelve month period ending December 31, 2003. Swedish Match shares are listed on Stockholmsbörsen (SWMA) and Nasdaq (SWMAY).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)

Office +1 804 302 1912, Mobile +1 804 868 8127